Exhibit 99.1

NewcelX Announces Pricing of $1.35 Million Equity Financing at 30% Premium Pricing

Financing reflects strong investor confidence and supports advancement of lead Type 1 Diabetes program

ZURICH, Switzerland, April 1, 2026— NewcelX Ltd. (Nasdaq: NCEL), a clinical-stage biopharmaceutical company developing stem cell-based therapies for Type 1 Diabetes, today announced that it has entered into securities purchase agreements for a private placement at a purchase price of $2.75 per share, representing a 30% premium to the last closing price of the Company’s common shares on March 31, 2026.

Pursuant to the terms of the securities purchase agreements, the Company is selling an aggregate of 490,907 common shares (and common share equivalents) and one series of warrants to purchase an aggregate of 687,270 common shares at an exercise price of $3.025 per share.

The offering includes participation from existing shareholders and is expected to close on or about April 15, 2026, subject to the satisfaction of customary closing conditions.

The Company intends to use the net proceeds from the offering, together with its previously announced $25 million equity line, to advance NCEL-101, NewcelX’s lead program for Type 1 Diabetes, in collaboration with Eledon Pharmaceuticals, its other development pipeline, working capital and general corporate purposes.

“We are very pleased to secure funding at a 30% premium to market, especially in today’s challenging biotech environment,” said Ronen Twito, Executive Chairman & CEO of NewcelX. “We believe the strong participation from our existing investors further reinforces our conviction in the strategy and in the potential of NCEL-101 to address the significant unmet need in Type 1 Diabetes. We are advancing NCEL-101 with a clear goal to bring a potential cure to patients living with Type 1 Diabetes.”

The securities described above are being issued in a private placement under Section 4(a)(2) of the Securities Act of 1933, as amended (the "Securities Act"), and Regulation D promulgated thereunder and have not been registered under the Securities Act, or applicable state securities laws. Accordingly, the securities may not be offered or sold in the United States except pursuant to an effective registration statement or an applicable exemption from the registration requirements of the Securities Act and such applicable state securities laws.

This press release does not constitute an offer to sell or a solicitation of an offer to buy the securities in this offering, nor shall there be any sale of these securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or other jurisdiction.

About NewcelX

NewcelX is an innovative biopharmaceutical company focused on developing transformative stem-cell-derived therapies for Type 1 Diabetes. Built on a validated human pluripotent stem cell (hPSC) platform, the Company’s lead program, NCEL-101, is designed to restore functional insulin production through scalable, off-the-shelf cell replacement. NewcelX is advancing a comprehensive therapeutic approach for Type 1 Diabetes integrating cell therapy, immune protection, and translational science to address critical unmet medical needs.

Social Media: LinkedIn, Facebook, X, Instagram

Website: www.newcelx.com

Forward-Looking Statements

This press release contains expressed or implied forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and other applicable securities laws. For example, NewcelX is using forward-looking statements when it discusses the timing and completion of the offering, the satisfaction of customary closing conditions related to the offering and the intended use of proceeds therefrom. These forward-looking statements and their implications are based on the current expectations of the management of NewcelX and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: changes in technology and market requirements; potential delays or obstacles in launching or completing clinical trials; products that may not be approved by regulatory agencies; technologies that may not be validated or accepted by the scientific community; the inability to retain or attract key employees; unforeseen scientific difficulties with products in development; higher-than-expected product costs; results in the laboratory that do not translate to clinical success; insufficient patent protection; possible adverse safety outcomes; legislative changes; delays in developing or introducing new technologies, products, or applications; and competitive pressures that could reduce market share or pricing. Except as otherwise required by law, NewcelX does not undertake any obligation to publicly release revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. More detailed information about the risks and uncertainties affecting the Company is contained under the heading “Risk Factors” in its Annual Report on Form 20-F for the year ended December 31, 2024, filed with the U.S. Securities and Exchange Commission (“SEC”) and available at www.sec.gov, as well as in subsequent filings made by NewcelX, including under the heading “Risk Factors” in its proxy statement/prospectus filed with the SEC on November 6, 2025.

Investor & Media Contacts

Sarah Bazak, Investors relations

InvestorRelations@newcelx.com